

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Doug Grau
President
AMERICAN REBEL HOLDINGS INC
909 18th Avenue South, Suite A
Nashville, Tennessee 37212

> **Re: AMERICAN REBEL HOLDINGS INC**
> **Offering Statement on Form 1-A**
> **File No. 024-12357**
> **Filed on November 13, 2023**

Dear Doug Grau:

We have reviewed your offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 13, 2023

General

1. Revise your offering circular, including the cover page, to clearly disclose that the securities you are offering and seeking to qualify under Regulation A to include the Common Stock available upon conversion of the Series C Redeemable Convertible Preferred Stock. State the maximum amount of securities issuable upon the conversion of any convertible securities and the fixed rate at which such conversion will occur. Your revisions should include updating the tabular disclosure on your cover page showing the "Securities Offered by the Company" and revising Item 4 of Part I of your Form 1-A offering statement.

2. We note your Form 8-K filed on October 27, 2023 concerning the notification of potential delisting from the Nasdaq Stock Market LLC. Please revise to include relevant disclosure concerning the notification.

Plan of Distribution
Exchange Listing, page 81

3.   We note your disclosure here and on the cover page that you intend to apply to have the Series C Preferred Stock listed on the Nasdaq Capital Market. We also note on page 26 your disclosure that you have no current plans to pursue a public market for the Series C Preferred Stock. Please revise or advise.

Forum Selection Provision, page 87

4.   We note your disclosure that the subscription agreement contains an exclusive forum provision. It does not appear Exhibit 4.1 contains an exclusive forum provision. Please revise or advise. If the subscription agreement does contain an exclusive forum provision, please revise to include appropriate risk factor disclosure.

Exhibits

5.   We note a number of exhibits that are not text-searchable. Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing